Exhibit 1.1

CHINA UNICOM LIMITED
(Incorporated in Hong Kong with limited liability)

CHANGE OF DIRECTOR

The board of directors (the "Board") of China Unicom Limited (the "Company") announces that Mr. Tan Xinghui ("Mr. Tan") has resigned as an Executive Director and Vice President of the Company with effect from 2 January 2003, and Mr. Ye Fengping has been appointed as an Executive Director and Vice President of the Company with effect from the same day.

The Board hereby expresses its gratitude to Mr. Tan for his past services and contribution to the Company.

By Order of the Board China Unicom Limited Ngai Wai Fung Company Secretary

Hong Kong, 2 January 2003